Exhibit A-4

Resulting earnings analysis of PacifiCorp detailing gross earnings, goodwill amortization, dividends paid & resulting capital balances at December 31, 2004

PacifiCorp Consolidated

	($ in millions)	(%) of total capitalization
Short-term debt (1)	$192.5	2.6%

Long-term debt	3,713.2	50.7%

Preferred stock subject to mandatory redemption	52.5	0.7%

Preferred stock	41.3	0.6%

Minority interest	25.8	0.4%

Common stock equity	3,297.4	45.0%

Total	$7,322.7	100.0%

Notes:

The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends

(1) Includes long-term debt currently maturing.

Attachment One

Information for inclusion in the Rule 24 certificate filing

For the quarter ended 31 December 2004

Shares issued:	Quest 1997	Quest 2000	LTIP	ESOP	PSIP	ExSOP 2001	Old ExSOS	TOTAL ESPs	Other share issues	GRAND TOTAL
- in quarter	0	0	0	681,333	249,988	0	0	931,321	0	931,321

- from 1 April 2004 to end of quarter	0	0	0	2,082,734	2,827,836	0	0	4,910,570	0	4,910,570

Options granted (for which shares will need to be issued at a future time):	Quest 1997	Quest 2000	LTIP	ESOP	PSIP	ExSOP 2001	Old ExSOS	TOTAL ESPs	Other options granted	GRAND TOTAL
- in quarter	0	0	0	0	0	0	0	0	0	0

Shares issuable:	Quest 1997	Quest 2000	LTIP	ESOP	PSIP	ExSOP 2001	Old ExSOS	TOTAL ESPs
- under ESPs to end of order (31 March 2007)	0	0	0	0	8,720,904	0	24,568	8,745,472

Assumptions (shares issuable):

OPTIONS: anything which could normally be exercised by 31 March 2007 is to be included, irrespective of whether or not they are presently under-water.

ESOP: our obligation to issue shares does not exist at the present for future months, and kicks in only once we have collected contributions from employees. Therefore enter NIL for ESOP.